Exhibit 99.5

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 16 December 2003 that on 15 December 2003 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 6,150 Ordinary Shares at a price of 132.57 pence per share and 8,850 Ordinary Shares at a price of 132 pence per share.

Following the disposal, 57,840,589 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore and Charles Herlinger (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.